

05008543

United Bank For Africa Plc

UBA House, 57 Marina
P. O. Box 2406, Lagos
Tel: 2644651-700; 2642248- 9; 2642269
Fax: 2644708
www.ubagroup.com
Contact: info@ubaplc.com

COMPANY SECRETARY'S OFFICE

CS/GDR/0315/2005

May 24, 2005

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street NW
Mail Stop 3 - 9
Washington DC 20549
USA

SUPPL


SEC MAIL
RECEIVED
PROCESSING
JUN - 2 2005
WASH. D.C.
SECTION

Dear Sirs,

RE: UNITED BANK FOR AFRICA PLC
GDR PROGRAMME FILE NO. 82 - 4804

In accordance with Rule 12g 3 – 2(b) of the Securities Exchange Act 1934 please find enclosed the following documents filed with the Corporate Affairs Commission:

1. A copy of Mr. James' resignation letter
2. A copy of the Board resolution accepting Mr. James' resignation
3. Copy of Form CO7 – "Particulars of Directors and of any changes therein" filed with the Corporate Affairs Commission in Nigeria pursuant to Section 292(4) of the Companies and Allied Matters Act 1990 reflecting the resignation of Mr. James
4. A copy of Mallam Aliyu Dikko's letter indicating his intention to retire from the position of Managing Director/Chief Executive Officer.
5. A copy of Alhaji Yunusa K. Ojo's letter indicating his intention to retire from the Board.
6. A copy of Mr. Offong Ambah's letter indicating his intention to resign from the Board.
7. Certified True Copy of the Board resolution accepting their notices of retirements/resignation.
8. Form C O7 reflecting the retirements/resignation of Mallam Dikko, Alhaji Ojo and Mr. Ambah.

Yours faithfully
per pro: UNITED BANK FOR AFRICA PLC

AIDEVO ODU-THOMAS
COMPANY SECRETARY

RC: 2457

CORPORATE AFFAIRS COMMISSION

(Established under the Companies and Allied Matters Act 1990)

ZONE 5, WUSE, ABUJA





Form C. 07

RC NO. 2457

C 30890

N4000 payable with penalty

COMPANIES AND ALLIED MATTERS ACT 1990



Particulars of Directors and of any changes therein.



Pursuant to Section 292 (4)



NAME OF COMPANY: UNITED BANK FOR AFRICA PLC LIMITED



Presented by:

Name: COMPANY SECRETARY

Address: UNITED BANK FOR AFRICA PLC
57 MARINA, LAGOS

FILE No: 82-4804

Particulars of Directors of UNITED BANK FOR AFRICA PLC Limited.

Usual Residential Address (In the case of a corporation the registered or principal office)	*Business occupation and particulars of other directorships*	*Date of Birth*	*Remarks*
5 BABAFEMI OSOBA CRESCENT, LEKKI LAGOS	CHAIRMAN, UBA PLC DIRECTOR, SAKHER INVESTMENTS LTD., GOLDCRUST INV. LTD. L.W. LAMBOURN NIG. LTD.	1949	NO CHANGE
2, ONITOLO ROAD, IKOYI, LAGOS	MD/CHIEF EXECUTIVE UBA PLC DIRECTOR, UBA CAPITAL & TRUST LTD.	1956	NO CHANGE
PLOT 26, BLOCK 77 ADMIRALTY WAY, PHASE 1, LEKKI LAGOS	EXECUTIVE DIRECTOR UBA PLC	1960	NO CHANGE
10 WURAOLA OJO CLOSE, IDIMU LAGOS	EXECUTIVE DIRECTOR UBA PLC	1944	NO CHANGE
1, MCGREGOR ROAD IKOYI LAGOS	EXECUTIVE DIRECTOR UBA PLC	1953	NO CHANGE
9, REMI SHOFOLUWE, STREET, MAGODO GRA, LAGOS	EXECUTIVE DIRECTOR UBA PLC	1955	NO CHANGE
8, ILADO CLOSE IKOYI, LAGOS	DIRECTOR, UBA PLC DIRECTOR, HYDROPEC ENG. SERVICES LTD UNITED TELESYS LTD. FLOTILLA LTD. VIVA METHANOL LTD.	1936	NO CHANGE

RESERVED FOR BINDING

Signature { ____________ Director
____________ Secretary

If the space provided in the form is insufficient, particulars of other directorshipshould be listed on a separate statements attached to this return.

ROCKPORT Group

GDR FILE No. 82-4804

WILLIAM E. JAMES
CHAIRMAN

February 15, 2005

Mr. Kayode Sofola
Chairman
United Bank for Africa
UBA House
Lagos, Nigeria

Dear Chairman Sofola:

It is with deep regret that I hereby tender my resignation from the board of United Bank for Africa.

I have enjoyed being on the board and serving this noble institution for many years. Regrettably, pressing business obligations in the United States make it difficult for me to regularly attend board meetings in Lagos. It is unfair to the bank and the other directors that I cannot participate more fully.

I will look back on my years as a UBA director with great fondness, and I will always cherish the friendships I made with the UBA staff and the other directors.

You have been a model Chairman and the directors, the UBA staff and shareholders owe you thanks and deepest respect for a job well done.

Sincerely yours,

[signature]

CORPORATE AFFAIRS COMMISSION
VERIFICATION
12 APR 2005
APPROVED BY
Sign.........

Corporate Affairs Commission
Certified True Copy
12 APR 2005
Name..........
Designation..........
Signature..........

ROCKPORT GROUP LLC
160 FEDERAL STREET · 13TH FLOOR
BOSTON, MASSACHUSETTS 02110-1700
TELEPHONE (617) 912-1476 · FAX (617) 912-1449

THE FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS ACT

1990

PUBLIC COMPANY LIMITED BY SHARES

BOARD RESOLUTION OF

UNITED BANK FOR AFRICA PLC

(RC 2457)


VERIFICATION
12 APR 2005
APPROVED BY
Name
Sign

PURSUANT TO SECTION 292(4) OF THE COMPANIES AND ALLIED MATTERS ACT 1990.

At a meeting of the Board of Directors of United Bank for Africa Plc duly convened and held on Tuesday March 22, 2005 in Lagos, it was resolved:

[a] That the resignation of Mr. William James from the Board of Directors with effect from February 15, 2005 be and is hereby accepted.

Dated this 12th day of April, 2005.



DIRECTOR



COMPANY SECRETARY

CERTIFIED TRUE COPY


Corporate Affairs Commission
Certified True Copy
12 APR
Name
Designation
Signature

GOIC FILE No. 82-4804

United Bank For Africa Plc
UBA House, 57 Marina
P. O. Box 2406, Lagos
Tel: 2644651-700; 2642248-9;
2642269
Fax: 2644708
www.ubagroup.com
Contact: info@ubaplc.com

COMPANY SECRETARY'S OFFICE

Our Ref: CS/CAC/0201/2005 **March 31, 2005**

The Registrar - General
Corporate Affairs Commission
Plot 565, Ndola Square
Cadastral Zone II, Wuse Zone 5
Federal Capital Territory
Abuja

Dear Sir,

RE: CHANGES IN THE BOARD OF DIRECTORS
UNITED BANK FOR AFRICA PLC

Please find enclosed for your necessary action the following documents:

[a] Copy of Mr. William James' letter indicating his intention to resign from the position of Director with effect from February 15, 2005.

[b] Certified True Copy of the Board resolution accepting Mr. William James' notice of resignation as a Director.

[c] Form CO 7 reflecting the changes in the Bank's Board of Directors.

Thanks for your co-operation.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC


Corporate Affairs Commission
Certified True Copy
12 APR 2005
Name
Designation
Signature

AIDEVO ODU-THOMAS
COMPANY SECRETARY

GDR. File No. 82-4807

Particulars of Directors of UNITED BANK FOR AFRICA PLC Limited.

Name (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names).	Any former forename or names and surnames	Nationality
MR. KAYODE SOFOLA, SAN	NONE	NIGERIAN
MALLAM ALIYU DIKKO	NONE	NIGERIAN
MR. OFFONG AMBAH	NONE	NIGERIAN
ALHAJI. YUNUSA K. OJO	NONE	NIGERIAN
ALHAJI BELLO GARBA	NONE	NIGERIAN
MR. GODWIN IZE-IYAMU	NONE	NIGERIAN
DR. T. ASUQUO JOHN	NONE	

RESERVED FOR BINDING

Corporate Affairs Commission
Certified True Copy
12 APR 2005
Name........
Designation........
Signature........

Dated the 12th day of April 2005

"Director include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree..

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members except that other and that other's wholly-owned subsidiaries and its or their nominees.

UNITED BANK for AFRICA PLC
CAC CASH AGENCY

CORPORATE AFFAIRS COMMISSION

(Established under the Companies and Allied Matters Act 1990)

ZONE 5, WUSE ABUJA

Form C. 07

RC NO 2457



C 3089

COMPANIES AND ALLIED MATTERS ACT 1990



CORPORATE AFFAIRS COMMISSION
VERIFICATION
12 APR 2005
APPROVED &
Name
Sign

Particulars of Directors and of any changes therein

Pursuant to Section 292 (4)

NAME OF COMPANY: UNITED BANK FOR AFRICA PLC LIMITED



Corporate Affairs Commission
Certified True Copy
12 APR 2005
Name
Designation
Signature

Presented by:

Name: COMPANY SECRETARY

Address: UNITED BANK FOR AFRICA PLC
57 MARINA, LAGOS

GDR FILE No. 82-4804

Particulars of Directors of UNITED BANK FOR AFRICA PLC Limited

RESERVED FOR BINDING

Usual Residential Address (In the case of a corporation the registered or principal office)	*Business occupation and particulars of other directorships*	*Date of Birth*	*Remarks*
39A, 22 ROAD VICTORIA GARDEN CITY, LEKKI, LAGOS	DIRECTOR, UBA PLC	1936	NO CHANGE
AM29, FAKI ROAD TUDUN WADA KADUNA	DIRECTOR, UBA PLC	1941	NO CHANGE
PLOT 4, OLAWALE COLE ONITIRI AVENUE, OFF ADMIRALTY WAY, LEKKI, LAGOS	DIRECTOR, UBA PLC DIRECTOR, TEREDOZ CONSULTING LTD.	1942	NO CHANGE
81828 CLIFTON GARDEN, LONDON	DIRECTOR, UBA PLC	1948	NO CHANGE
25A TONY EROMOSELE STREET, PARKVIEW ESTATE, IKOYI, LAGOS	DIRECTOR, UBA PLC DIRECTOR, COUNTERS TRUST SECURITIES LTD, KMC INVEST. LTD, UNITED TELESYS LTD, STAR DELTA INV. LTD, ASCOT PROPERTIES LTD, CLEVELAND OVERSEAS NIG. LTD.	1963	NO CHANGE
7887 BROADWAY SUITE 901, SAN ANTONIO, TX 78209, U.S.A.	DIRECTOR, UBA PLC	1936	NO CHANGE


Corporate Affairs Commission
Certified True Copy
12 APR 2005
Name
Designation
Signature

Signature [signature] Director

[signature] Secretary

If the space provided in the form is insufficient, particulars of other directorshipshould be listed on a separate statements attached to this return.

Particulars of Directors of UNITED BANK FOR AFRICA PLC

Limited.

Name (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names).	*Any former forename or names and surnames*	*Nationality*
IGWE ALEX NWOKEDI, OON	NONE	NIGERIAN
ALHAJI MUSTAPHA A. ABDULKADIR	NONE	NIGERIAN
MR. VICTOR ODOZI	NONE	NIGERIAN
MR. WILLY KROEGER	NONE	GERMAN
MR. JUNAID DIKKO	NONE	NIGERIAN
DR. KHALID T. AL-MANSOUR	NONE	AMERICAN

RESERVED FOR BINDING


Corporate Affairs Commission
Certified True Copy
12 APR 2005
Name
Designation
Signature

Dated the 12th day of April 2005

"Director include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members except that other and that other's wholly-owned subsidiaries and its or their nominees.

GJR FILE No: 82-4804

UNITED BANK for AFRICA PLC
CAC CASH AGENCY

CORPORATE AFFAIRS COMMISION

(Established under the Companies and Allied Matters Act 1990)

ZONE 5, WUSE ABUJA

Form C. 07

RC:NO 2457



CORPORATE AFFAIRS
COMMISSION

C 30893

COMPANIES AND ALLIED MATTERS ACT 1990

Particulars of Directors and of any changes therein

VERIFICATION
12 APR 2005
APPROVED BY
Name ....
Sign ....

Pursuant to Section 292 (4)

NAME OF COMPANY: UNITED BANK FOR AFRICA PLC

LIMITED

Corporate Affairs Commission
Certified True Copy
12 APR 2005
Name..........
Designation..........
Signature..........

Presented by:

Name: COMPANY SECRETARY

Address: UNITED BANK FOR AFRICA PLC

57 MARINA, LAGOS

GDR FILE No. 82-4804

Particulars of Directors of UNITED BANK FOR AFRICA PLC

RESERVED FOR BINDING

Usual Residential Address (In the case of a corporation the registered or principal office)	*Business occupation and particulars of other directorships*	*Date of Birth*	*Remarks*
12 WEST 96TH STREET, NEW YORK NY 10025, U.S.A.	DIRECTOR, UBA PLC	1935	NO CHANGE
VIA CASSIA 531 00189 ROMA ITALY	DIRECTOR, UBA PLC	1969	NO CHANGE
31, PHILLIPS AVENUE ROCKPORT, MA 01966 U.S.A.	DIRECTOR, UBA PLC	1946	RESIGNED ON 15TH FEBRUAR

Corporate Affairs Commission
Certified True Copy
12 APR 2005
Name ....
Designation ....
Signature ....

Signature

If the space provided in the form is insufficient, particulars of other di

Particulars of Directors of UNITED BANK FOR AFRICA PLC Limited.

Name (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names).	*Any former forename or names and surnames*	*Nationality*
PROF. JEAN HERSKOVITS	NONE	AMERICAN
MR. ALESSANDRO DEODATO	NONE	ITALIAN
MR. WILLIAM JAMES	NONE	AMERICAN

RESERVED FOR BINDING

Corporate Affairs Commission
Certified True Copy
12 APR 2005
Name ....
Designation ....
Signature ....

Dated the 12th day of April 2005

"Director include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members

GDR FILE No. 82-4804

UNITED BANK for AFRICA PLC
CBD CASH AGENCY

CORPORATE AFFAIRS COMMISION

(Established under the Companies and Allied Matters Act 1990)

ZONE 5, WUSE ABUJA



CORPORATE AFFAIRS COMMISSION
SEC MAIL
RECEIVED
JUN - 2 2005
PROCESSING
SECTION
WASH. D.C.
199

Form C. 07

RC:NO 2457

C 30389

COMPANIES AND ALLIED MATTERS ACT 1990



CORPORATE AFFAIRS COMMISSION
ASSESSMENT
18 MAY 2005

Particulars of Directors and of any changes therein.



VERIFICATION
18 MAY 2005
APPROVED BY
Name
Sign

Pursuant to Section 292 (4)

NAME OF COMPANY: UNITED BANK FOR AFRICA PLC LIMITED



Corporate Affairs Commission Abuja
TRANSFERRED
Date

Presented by:

Name: COMPANY SECRETARY

Address: UNITED BANK FOR AFRICA PLC

57 MARINA, LAGOS

Corporate Affairs Commission
Certified True Copy
18 MAY 2005
Name
Designation

GDR FILE No. 82-4804

Particulars of Directors of UNITED BANK FOR AFRICA PLC Limited.

RESERVED FOR BINDING

Usual Residential Address (In the case of a corporation the registered or principal office)	Business occupation and particulars of other directorships	Date of Birth	Remarks
5, BABAFEMI OSOBA CRESCENT, LEKKI LAGOS	CHAIRMAN, UBA PLC DIRECTOR, SAKHER INVESTMENTS LTD. GOLDCRUST INV. LTD. L.W. LAMBOURN NIG. LTD.	1949	NO CHANGE
2, ONITOLO ROAD, IKOYI, LAGOS	MD/CHIEF EXECUTIVE UBA PLC DIRECTOR, UBA CAPITAL & TRUST LTD.	1956	RETIRED AS MD/CEO WITH EFF FROM MAY 11, 2005.
PLOT 26, BLOCK 77 ADMIRALTY WAY, PHASE I, LEKKI LAGOS	EXECUTIVE DIRECTOR UBA PLC	1960	RESIGNED WITH EFFECT FROM 15TH APRIL, 2005
10, WURAOLA OJO CLOSE, IDIMU	EXECUTIVE DIRECTOR UBA PLC	1944	RETIRED WITH EFFECT FROM 15TH APRIL, 2005
1,MCGREGOR ROAD IKOYI, LAGOS	EXECUTIVE DIRECTOR UBA PLC	1953	NO CHANGE
9, REMI SHOFOLUWE STREET, MAGODO GRA. LAGOS	EXECUTIVE DIRECTOR UBA PLC	1955	NO CHANGE
8, ILADO CLOSE IKOYI, LAGOS	DIRECTOR, UBA PLCC DIRECTOR, HYDROPEC ENG. SERVICES LTD. UNITED TELESYS LTD., FLOTILLA LTD. VIVA METHANOL LTD.	1936	NO CHANGE

Corporate Affairs Commission
Certified True Copy
18 MAY 2005
Name
Designation
Signature

Signature { Director
Secretary

If the space provided in the form is insufficient, particulars of other directorshipshould be listed on a separate statements attached to this return.

UBA

GDR FILE No. 82-4804

United Bank For Africa Plc
UBA House, 57 Marina
P. O. Box 2406, Lagos
Tel: 2644651-700; 2642248- 9; 2642269
Fax: 2644708
www.ubagroup.com
Contact: info@ubaplc.com

May 12, 2005

COMPANY SECRETARY'S OFFICE

Our Ref: CS/CAC/0280/2005

The Registrar - General
Corporate Affairs Commission
Plot 565, Ndola Square
Cadastral Zone II, Wuse Zone 5
Federal Capital Territory
Abuja

Dear Sir,

RE: CHANGES ON THE BOARD OF DIRECTORS
UNITED BANK FOR AFRICA PLC

Please find enclosed for your necessary action the following documents:

[a] A copy of Mallam Aliyu Dikko's letter indicating his intention to retire from the position of Managing Director/Chief Executive Officer.

[b] A copy of Alhaji Yunusa K. Ojo's letter indicating his intention to retire from the Board.

[c] A copy of Mr. Offong Ambah's letter indicating his intention to resign from the Board.

[d] Certified True Copy of the Board resolution accepting their notices of retirements/resignation.

[e] Form C O7 reflecting the above changes in the Bank's Board of Directors.

Thanks for your co-operation.

Yours faithfully,
per pro: UNITED BANK FOR AFRICA PLC

AIDEVO ODU-THOMAS
COMPANY SECRETARY

VERIFICATION
13 MAY 2005
APPROVED BY
Name ...
Sign ...

Corporate Affairs Commission
Certified True Copy
18 MAY 2005
Name ...
Designation ...
Signature ...

GDR FILE No. 82-4804

February 14, 2005

THE CHAIRMAN
United Bank for Africa Plc
57 Marina
Lagos

VOLUNTARY RETIREMENT NOTICE

I wish to notify the Bank of my decision to proceed on voluntary retirement from the Office of the Managing Director/Chief Executive of the Bank.

I would like to express my gratitude to the Chairman and the Board Members, the Management and the entire staff of the Bank for the excellent support I received during my one decade of service with the Bank.

I wish the Bank continued success.

Thank you.

Yours sincerely,



ALIYU DIKKO

GDR FILE No. 82-4804

TRANSACTION BANK GROUP
UBA House
P.O. Box 2406, Lagos
Tel : D/L 2644749, 2644651-700
Fax: 2642220
www.ubagroup.com
Contact: info@ubagroup.com

1st FEBRUARY, 2005

THRO' MD/CEO

TO THE CHAIRMAN
BOARD OF DIRECTORS
UBA PLC
57, MARINA
LAGOS

Dear Sir

REQUEST TO RETIRE FROM ACTIVE SERVICE OF THE BANK

This is to seek for your approval to formally retire from the active Service of the Bank with effect from 1st February, 2005.

Looking back to June, 1969 when I came as a vacation job employee, and my formal appointment as a Special Trainee on 2nd August, 1971, I have reasons to glorify Almighty Allah for showing me the right path by joining our establishment, a vibrant, dynamic and progressive bank adored by Nigerians.

This opportunity to serve will remain fresh in my memory as I was given adequate training, exposure and opportunity to serve this great Bank.

I pray that the Board of Directors, Management and staff will continue to show loyalty, dedication and commitment for the future growth of the Bank.

As a Shareholder, though small, I shall continue to project the good image of the Bank and use the contact and relationship that the Bank has enabled me to establish in the past 35 years to add value to the Bank.

I am also, without any iota of hesitation, or pre-condition, willing to respond to any request to offer any assistance based on my experience, towards the growth of the Bank whenever the needs arise.

May Allah continue to protect our Organisation, the Board of Directors, Management and Staff in general while working to move the Bank forward as the most vibrant financial institution in Africa in particular and world-wide generally.

Yours faithfully

YUNUSA KOLAWOLE OJO

Corporate Affairs Commission
Certified True Copy
18 MAY 2005
Name ....
Designation ....
Signature

RC: 245

February 1, 2005

Mr. Offong Ambah
Plot 26, Block 77
Admiralty way,
Lekki phase 1
Lagos

The Chairman
Board of Directors
United Bank for Africa plc.
57, Marina,
Lagos

Dear Sir,

Re: RESIGNATION OF APPOINTMENT

I refer to our recent discussion and wish to indicate my intention to resign my appointment with United Bank for Africa Plc with effect from February 1, 2005. This is coming after three years of service to the institution in the Commercial, Retail and Investment banking groups of the bank.

I am grateful for having been given the opportunity to contribute towards the restructuring of the bank which started in January 2002 with the former Managing Director, Mr. Arnold Ekpe.

Today, there is clearly greater credit discipline in the commercial and banking sector owing largely to proper definition of target market and greater emphasis on programmed lending. The result has been a drastic reduction in the incidence of bad loans and provisioning.

In the retail bank, the entire branch network has been cleaned up, remodelled, re - branded and the front line staff trained to become profit centre managers. Also, for the first time in the post-acquisition history of the bank, 27 new branches were planned for 2003/4 out of which 13 were completed, 5 under construction and 8 sites acquired. This was in furtherance of the banks strategy to rebuild its retail franchise.


Corporate Affairs Commission
Certified True Copy
18 MAY 2005
Name
Designation
Signature

THE FEDERAL REPUBLIC OF NIGERIA

COMPANIES AND ALLIED MATTERS ACT 1990

PUBLIC COMPANY LIMITED BY SHARES

BOARD RESOLUTION OF

UNITED BANK FOR AFRICA PLC

(RC 2457)

PURSUANT TO SECTION 292 (4) OF THE COMPANIES AND ALLIED MATTERS ACT 1990.

At an Extra-Ordinary meeting of the Board of Directors of United Bank for Africa Plc duly convened and held on Tuesday May 3, 2005 at Lagos, it was resolved:

[a] That the retirement of Alhaji Yunusa K. Ojo from the Board of Directors with effect from April 15, 2005 be and is hereby accepted.

[b] That the resignation of Mr. Offong Ambah from the Board of Directors with effect from April 15, 2005 be and is hereby accepted.

[c] That the retirement of Alhaji Aliyu Dikko as Managing Director / Chief Executive Officer with effect from May 11, 2005 be and is hereby accepted.

Dated this 16th day of May 2005.

DIRECTOR

COMPANY SECRETARY

Corporate Affairs Commission
Certified True Copy
18 MAY 2005
Name
Designation
Signature

CERTIFIED TRUE COPY

12G FILE NO. 82-4804

iculars of Directors of UNITED BANK FOR AFRICA PLC Limited.

Name (In the case of an individual, forename names and surnames. In the case of a corporation, the corporate names).	Any former forename or names and surnames	Nationality
MR. KAYODE SOFOLA, SAN	NONE	NIGERIAN
MALLAM ALIYU DIKKO	NONE	NIGERIAN
MR. OFFONG AMBAH	NONE	NIGERIAN
ALHAJI YUNUSA K. OJO	NONE	NIGERIAN
ALHAJI BELLO GARBA	NONE	NIGERIAN
MR. GODWIN IZE-IYAMU	NONE	NIGERIAN
DR. T. ASUQUO JOHN	NONE	NIGERIAN

RESERVED FOR BINDING

Corporate Affairs Commission
Certified True Copy
18 MAY 2005
Name ....
Designation ....
Signature ....

Dated the 12th day of May 2005

"Director include any person who occupies the position of a directorate by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members ... wholly owned subsidiaries and its or their nominees.

CORPORATE AFFAIRS COMMISSION

(Established under the Companies and Allied Matters Act 1, 1990)

WUSE ZONE 5 ABUJA

Form C.O 7

RC:NO 2457



CORPORATE AFFAIRS
COMMISSION

C 176800

COMPANIES AND ALLIED MATTERS DECREE 1990

Particulars of Directors and of any changes therein.

Pursuant to Section 292 (4)



VERIFICATION
APPROVED
Name
Sign

NAME OF COMPANY: UNITED BANK FOR AFRICA PLC LIMITED



Corporate Affairs Commission
Certified True Copy
18 MAY 2005
Name
Designation
Signature

Presented by:

Name: COMPANY SECRETARY

Address: UNITED BANK FOR AFRICA PLC

57, MARINA, LAGOS

GDR FILE No. 82-4804

Particulars of Directors of

UNITED BANK FOR AFRICA PLC Limited.

Name (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names).	*Any former forename or names and surnames*	*Nationality*
IGWE ALEX NWOKEDI, OON	NONE	NIGERIAN
ALHAJI MUSTAPHA A. ABDULKADIR	NONE	NIGERIAN
MR. VICTOR ODOZI	NONE	NIGERIAN
MR. WILLY KROEGER	NONE	GERMAN
MR. JUNAID DIKKO	NONE	NIGERIAN
DR. KHALID T. AL-MANSOUR	NONE	AMERICAN

Corporate Affairs Commission
Certified True Copy
18 MAY 2005
Name
Designation
Signature

Dated the 12th day of 12 May 2005

"Director include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members except that other and that other's wholly-owned subsidiaries and its or their nominees.

Particulars of Directors of UNITED BANK FOR AFRICA PLC

Limited.

Usual Residential Address (In the case of a corporation the registered or principal office)	Business occupation and particulars of other directorships	Date of Birth	Remarks
39A, 22 ROAD VICTORIA GARDEN CITY, LEKKI LAGOS	DIRECTOR, UBA PLC	1936	NO CHANGE
AM29, FAKI ROAD TUDUN WADA KADUNA	DIRECTOR, UBA PLC	1941	NO CHANGE
PLOT 4, OLAWALE COLE ONITIRI AVENUE, OFF ADMIRALTY WAY LEKKI, LAGOS	DIRECTOR, UBA PLC DIRECTOR, TEREDQZ CONSULTING LTD.	1942	NO CHANGE
81828, CLIFTON GARDEN, LONDON	DIRECTOR, UBA PLC	1948	NO CHANGE
25A TONY EROMOSELE STREET, PARKVIEW ESTATE, IKOYI, LAGOS	DIRECTOR, UBA PLC DIRECTOR, COUNTERS TRUST SECURITIES LTD., KMC INVEST. LTD. UNITED TELESYS LTD., DTAR DELTA INV. LTD., ASCOT PROPERTIES LTD., CLEVELAND OVERSEAS NIG. LTD.	1963	NO CHANGE
7887 BROADWAY SUITE 901, SAN ANTONIO, TX 78209, U.S.A.		1936	NO CHANGE

RESERVED FOR BINDING

Corporate Affairs Commission
Certified True Copy
18 MAY 2005
Name ....
Designation .... Director
Signature .... Secretary

Signature { ______ / ______ }

If the space provided in the form is insufficient, particulars of other directorship should be listed on a sperate statements attached to this return.

CORPORATE AFFAIRS COMMISSION

(Established under the Companies and Allied Matters Act 1, 1990)

WUSE ZONE 5 ABUJA

Form C.O.7

RC NO. 2457



CORPORATE AFFAIRS
COMMISSION

C 176803

COMPANIES AND ALLIED MATTERS DECREE 1990

Particulars of Directors and of any changes therein.

Pursuant to Section 292 (4)



APPROVED
Name
Sign

NAME OF COMPANY: UNITED BANK FOR AFRICA PLC LIMITED



Corporate Affairs Commission
Certified True Copy
18 MAY 2005
Name
Designation
Signature

Presented by:

Name: COMPANY SECRETARY

Address: UNITED BANK FOR AFRICA PLC

57 MARINA, LAGOS

GDR FILE No. 82-4804

Particulars of Directors of UNITED BANK FOR AFRICA PLC Limited.

Name (In the case of an individual, forename or names and surnames. In the case of a corporation, the corporate names).	*Any former forename or names and surnames*	*Nationality*
PROF. JEAN HERSKOVITS	NONE	AMERICAN
MR. ALESSANDRO DEODATO	NONE	ITALIAN

Corporate Affairs Commission
Certified True Copy
18 MAY 2005
Name ....
Designation ....
Signature ....

Corporate Affairs Commission
Certified True Copy

Dated the 12th day of May 2005

"Director include any person who occupies the position of a director by whatsoever name called and say person in accordance with whose directions or instruction the directors of the company are accustomed to decree.

"Former forename" and "former" do not include in the case of a married woman the name or surname by which she was known previous to the marriage.

The names of all bodies corporate in Nigeria of which the director is also a director should be given, except bodies corporate of which the company making the return is the wholly-owned subsidiary or bodies corporate which are the wholly-owned subsidiaries either of the company or of another company of which the company is the wholly-owned subsidiary. A body corporate is deemed to be the wholly-owned subsidiary of another if it has no members except that other and that other's wholly-owned subsidiaries and its or their nominees.

GDR FILE No. 82-4804

Particulars of Directors of UNITED BANK FOR AFRICA PLC Limited.

Usual Residential Address (In the case of a corporation the registered or principal office)	Business occupation and particulars of other directorships	Date of Birth	Remarks
12 WEST 96TH STREET, NEW YORK NY 10025, U.S.A.	DIRECTOR, UBA PLC	1935	NO CHANGE
VIA CASSIA 531 00189 ROMA ITALY	DIRECTOR, UBA PLC	1969	NO CHANGE

RESERVED FOR BINDING

Signature { ________ Director
________ Secretary

If the space provided in the form is insufficient, particulars of other directorship should be listed on a sperate statements attached to this return.